

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2013

Via E-mail
Wayne M. Rancourt
Senior Vice President, Chief Financial Officer and Treasurer
Boise Cascade, L.L.C.
1111 West Jefferson Street, Suite 300
Boise, Idaho 83702-5389

>    **Re:    Boise Cascade, L.L.C.**
>    **Amendment No. 1 to Registration Statement on Form S-1**
>    **Filed December 21, 2012**
>    **File No. 333-184964**

Dear Mr. Rancourt:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page of the Prospectus

1.  Please disclose the number of shares being offered in a pre-effective amendment.  For further guidance, please refer to Securities Act Rules Question 227.02 of the Division's Compliance and Disclosure Interpretations found on the Commission's web site.

Prior Comment 47

2.  Please complete the pro forma data and file a completed audit report and consent in a pre-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Smith, Staff Accountant, at 202-551-3736 or Alfred Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.  Please contact Asia Timmons-Pierce, Staff Attorney,  at 202-551-3754 or me at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela A. Long
Assistant Director